Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite A
Huntersville, North Carolina 28078

October 3, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Gregory Dundas

Re:	Akoustis Technologies, Inc.

Registration Statement on Form S-3
File No. 333-227637

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Akoustis Technologies, Inc. hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 5:00 p.m., Eastern Time, on Friday, October 5, 2018, or as soon thereafter as is practicable.

Please direct any questions regarding this request to Sean Jones ((704) 331-7406; sean.jones@klgates.com) of K&L Gates LLP. In addition, please notify Mr. Jones when this request for acceleration has been granted.

Sincerely,

/s/ Jeffrey B. Shealy

Jeffrey B. Shealy
President and Chief Executive Officer